Prepared December 29th, 2021
and
Amended on November 22, 2022



Form C
Offering Statement

500 Units of Future Equity Membership ("Units")
$500 per Unit
Minimum offering amount: $50,000
Maximum offering amount: $250,000

326 Elm St.
Ludlow, KY 41016

www. bircus .com

Summary of the Offering

Type of Security offered	Equity
Class of Security	Non-Voting Common Membership Interests
Price Per Unit	$500 per Unit
Minimum Investment Amount	$250 (or 0.5 unit)
Campaign Close Date	01/5/2023 at 11:59 PM EST
Minimum target goal	100 Units valued at $50,000
Oversubscription Limit	500 Units valued at $250,000

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Gourmet Renee, LLC

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclaimer

This Offering Statement forms parts of, and should be read together with, the Form C being filed by Gourmet Renee, LLC (for the purposes of this Disclaimer, referred to herein as "Gourmet Renee" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of Gourmet Renee. The following attachments should also be considered (if applicable) when contemplating investment with Gourmet Renee: the specified Form C exhibits the "Subscription Agreement", the "Pitch Deck", the "Capital Table", the "Company Financials", the "Perks Agreement" and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact Gourmet Renee.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Gourmet Renee, LLC securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in Gourmet Renee should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Contents

The Company

Name: Gourmet Renee, LLC
Address: 326 Elm St. Ludlow, KY 41016
State of Incorporation: Kentucky
Date of Incorporation: 03/27/2012

Certifications of Regulation Crowdfunding

Gourmet Renee, LLC has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Kentucky.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Managing Member: Paul H Miller

Paul H. Miller is the sole managing member of the Company.

Paul H. Miller is the first manager to launch a crowd funded brewery in the USA. Before that he was a clown with the Ringling Bros. Barnum and Bailey Circus, where he drove the clown car and walked on stilts for hundreds of performances of the Greatest Show On Earth. He is current member and officer of three different for-profit companies and the founder of one 501(c)(3) non-profit. Mr. Miller was also the founder of CircEsteem, a Chicago-based non-profit company and an officer with that company from 2001-2009.

Under his direction, the Chicago non-profit CircEsteem and Chicago Youth Circus ("CircEsteem") met its operating budget of $650,000 per year, supported by performances, workshops and donations. Mr. Miller was particularly adept at fundraising as he raised over $1,000,000 in donations from 2003 to 2009 (Circ-Esteem switched from a for-profit entity to a nonprofit entity in 2003).

Mr. Miller has continued his role as member and officer of circus-entertainment entities in the Northern Kentucky-Greater Cincinnati Metropolitan Area. In 2009, Mr. Miller formed Circus Mojo, LLC and currently serves as its lone member and officer. Circus Mojo adapts circus performances to unique environments. Since its founding in 2009, Circus Mojo has generated approximately $200,000 to $250,000 per year in revenue through performances, workshops, classes, and special events. Mr. Miller has run this company with the assistance of two employees and seven independent contractors.

As Manager and sole member of Gourmet Renee since its formation in 2012, Mr. Miller has organized countless entertainment events at the Ludlow Theater – from circus performances with the help of Circus Mojo, to comedy performances, to plays, to private parties – and has attracted over 750,000 people to the formerly abandoned theater in Ludlow, Kentucky through events put on by Circus Mojo and Gourmet Renee since 2010. As the Company gets Bircus Brewing Company up and running, Mr. Miller intends to continue putting on unique entertainment events at the Ludlow Theater on a regular basis in an effort to attract customers.

Miller is Manager of the Ta-Da Opportunity Fund LLC which recently acquired 1.7 acres in Ludlow Kentucky's Opportunity Zone. The goals of this offering are to expand retail operations to Covington Kentucky as well as Gourmet Renee LLC dba Bircus Brewing's operations into an Opportunity Zone in Ludlow KY

Total Employees: 22

Capitalization and Ownership

The current capitalization table prior to this offering.

	Aggregate Percentage	Units	Class
Paul Miller (Managing Member)	66.67%	1000	Common Voting
Previous Round Investors	33.33%	500	Common Voting

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference: The Gourmet Renee, LLC Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Pitch Deck**").

Risk Factors

Risks Related to Crowdfunding

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Our Business

Laws and regulations affecting the brewing industry are constantly changing which could negatively affect the Company's operations.

Crucial to the Company's business plan is brewing beer, selling beer to the public, and distributing beer to other bars and restaurants for sale. The state laws and regulations in Kentucky and Ohio that regulate both brewing and selling beer fluctuate regularly. Regulations governing environmental waste product or the rights of beer distribution companies are two examples of laws that regularly change and can have a large impact on the profitability of a brewery. The Company cannot predict the nature of future laws or regulations and cannot determine what effect they may have on the Company's business.

The Company will operate in a highly competitive industry and potential competitors could duplicate part of the Company's business model.

The brewing industry and the entertainment industry are highly competitive and constantly evolving. The brewing industry in northern Kentucky and southwest Ohio, in particular, has been expanding rapidly in recent years. This competition could negatively impact the Company's business.

The success of the Company depends substantially on the continuing efforts of its sole Manager, and the business may be severely disrupted if he leaves.

The Company's success depends upon the continued services of Paul Miller. If Paul Miller is unable or unwilling to continue in his present position, it could severely disrupt operations, and the Company may not be able to replace him easily or at all.

The Company may not attract enough customers to be profitable.

The Company's success depends largely on attracting people to both their brewpub in Ludlow, Kentucky and the new location in Covington Kentucky. Although Ludlow is located in Greater Cincinnati and only a 15 minute drive from downtown Cincinnati, Ludlow itself has a small population of under 5,000 people. Outside of the Company and Circus Mojo's work at the Ludlow Theater, Ludlow is growing as an entertainment district, despite a recent uptick in commercial activity, including at the Leeta Ruth Boutique, Ludlow Tavern at Second Sights Distillery. Additionally, this particular business model that focuses partly on circus-based entertainment the Company may not be able to attract enough business to be profitable. If the Company cannot make a profit, it will likely close.

The Company may expose itself to legal liability due to its business model.

Part of the Company's business plan involves serving alcoholic beverages to consumers during daily entertainment at the Ludlow Theater and now in the Covington Kentucky 40, W 7th Street location. Circus performances, in particular, and consumption of alcoholic beverages create risks to both the circus performers and the customers that may expose the Company to liability.) There is a possibility one of the performers could get injured during a performance or one of the customers could suffer some injury related to alcohol consumption. If the Company incurs liability related to an injury of customer or performer, the Company may have to close. Also, if the Company is forced to endure extensive legal costs to defend against potential liability, the Company may have to close.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest may be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future membership may be senior to your future equity Interests.

If the Company issues new membership units, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that Gourmet Renee will become profitable.

The Managers own all the voting rights.

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

Risks Related to this Offering

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting Units in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the Units for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Unit. We have not obtained any third-party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Stocks, including that these Security Interests have no voting rights.

The Company currently has two classes of stocks outstanding. Voting Common Interests, and Non-Voting Future Equity Units, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Voting Common Interests have "drag-along" rights and can force all Director interests to sell their respective Interests in the event of a merger or an asset sale.

A majority of Voting Common Interests may elect to sell the Company's Member Interests to a third party. In such an instance, a majority of the Voting Common Interests is permitted to force the other Members to sell their Interests on the same terms as the Voting Common Member Interests are being sold.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

Buy-out Rights

Gourmet Renee, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

The Common Units have various restrictions on transferability as set forth in the Company's Amended and Restated Operating Agreement, including a Right of First Refusal belonging to the Company and Paul Miller, Co-Sale Rights belonging to the Minority Members, and Drag-Along Rights belonging to the Majority Members.

The Common Units are not freely transferable. The Company and Paul Miller have a right of first refusal on any Common Units that are attempted to be transferred. Also, "Drag-Along Rights" allow the Majority of Members to require the Minority of Common Members to sell their Common Membership Interests on the same terms as the Majority of Common Units, if the Majority of Common Units are intended to be transferred. Additionally, the Minority Members are provided some protection with Co-Sale Rights. If the Majority of Common Members attempt to sell all of their Common Units, the Minority Members have the option to be bought out at the same terms as the Majority of Common Members.

More Common Units and/or other classes of membership interests may be issued by the Company in the future, which may have a dilutive effect and/or have an adverse impact on the rights of holders of Units.

In this Offering the Company will issue Common Units. The future issuance of additional Common Units and/or other classes of membership interests may dilute the value of the current Common Units sold pursuant to this Offering. Future issuances of new classes of common units may be senior to those issued in this Offering and may be offered at any price. Furthermore, the Company may issue preferred units at any time and at any price that may be senior to the Common Units.

The Company may be unable to make any dividend or distribution payments. You may lose your investment.

Whether investors ever receive any dividends or distributions on the Common Units is dependent on the success of the Company which is not guaranteed. Moreover, the Company will issue distributions or dividends solely in the Manager's discretion. The Company has the option to use excess cash to reinvest in the company rather than making dividend payments to the investors. There is no guarantee that dividends or distributions will ever be paid.

The Manager has arbitrarily determined the offering price.

The Offering price of the Common Units has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing the business. Neither the Manager nor the Company represent that the Common Units have or will have a market value equivalent to their Offering price, or that the Common Units can be resold at their original Offering price.

Investors cannot withdraw funds once invested unless canceled in writing.

Investors do not have the right to withdraw invested funds unless they cancel their investment in writing before the closing of the offering. Payments will be made to Gourmet Renee, LLC dba Bircus Brewing Company and held in escrow. Once an investment is made and round is officially closed, investors will not have the use or right to return of such funds. The Company will only return the funds if less than 100 Common Units are sold prior to Closing. No interest will be paid on subscriptions received prior to reaching the 100 Common Unit minimum.

The investment in renovations and improvements to the Norwood, OH location may not be recoverable by the investors.

The Company does not own the Norwood, OH real estate located at Alloy Growth Labs. Many of the funds raised will go towards the operations & improvements of the Norwood, OH location as well as additional tanks and equipment expansion into the Norwood, OH location. While Gourmet Renee LLC operates the business, located within the Covington and Ludlow KY locations, lease improvements made by the company may not be recoverable.

The Company will likely incur expenses above and beyond the funds raised for operating costs in this Offering.

The Company intends to use a portion of the proceeds raised from this Offering to pay operating, administrative, and other expenses, incurred in this Offering. The Company may not have sufficient funds to pay these obligations. The Company does not currently have any arrangement to obtain additional funding and there are no assurances that additional funding can be obtained.

The Offering

Purpose

Gourmet Renee will reopen the Reg CF offering opened on 1/6/2022 and which closed on 3/31/2022. Pursuant to that offering, they raised $167,425 of the $250,000 intended. Gourmet Renee will now reopen this offering until 1/5/2022 with the intention to raise an additional $82,575 to the full amount of $250,000. They will utilize the funds from this raise to launch operations of a newly planned location in Norwood, OH. This will be the third location for Gourmet Renee LLC (dba Bircus Brewing), and the funds are intended to enable them to fully scale operations.

Use of Proceeds

	Previously Raised pursuant to this Reg CF as of 3/31/2022	Targeted difference for this Raise	Maximum
Funds Raise	$167,425	$82,575	$250,000

	Previously Raised pursuant to this Reg CF as of 3/31/2022	Targeted difference for this Raise	Maximum
Portal Fees	$13,394	$6,606	$20,000
Kitchen Equipment	$26,788	$13,212	$40,000
Staffing	$33,485	$16,515	$50,000
Marketing	$33,485	$16,515	$50,000
CPA/Legal	$16,742	$8258	$25,000
UniTank/Keg Expansion	$10,046	$4,954	$15,000
Working Capital	$33,485	$16,515	$50,000

Completion of Transaction and Delivery of Units

Investors will be required to execute their subscription through the Wunderfund.co portal and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire Units.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If Gourmet Renee, LLC reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to Gourmet Renee, LLC At that time, Units to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The Units acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified Unit is registered in an investor's name by Gourmet Renee, LLC, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If Gourmet Renee, LLC reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value Gourmet Renee, LLC decides is a fair market value for their company.

Details on Security Being Offered

Class C Membership Units

The securities offered are for **Non-Voting Common Membership Interests** in Gourmet Renee. Each Unit is priced at **$500 per Unit** with a minimum of **1/2 Unit** required for purchase. The valuation is **$15,000,000 USD**, and the company is raising up to $**250,000** pursuant to the Reg CF offering.

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The offered securities under this offering are 'Profit Only' will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of Class A Membership Units. Class A Membership Unit holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon Class A Members to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of Gourmet Renee, LLC or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of Gourmet Renee, LLC's assets, or a merger of Gourmet Renee, LLC in another corporation or entity, or transactions with related parties. Those actions are largely within the control of Class A Members, identified in the section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Perks

Investors who purchase one "$500" unit will receive one Lifetime pass for events at the Ludlow Theatre.

Investors at the $2,000 - $4,999.99 level will receive two Lifetime season passes for events at the Ludlow Theatre and get the opportunity to brew their own beer with the Bircus brewer.

Investors who invest at the $5,000 level or more will receive four Lifetime season passes for events at the Ludlow Theatre and get the opportunity to host a private party at Bircus.

Notice of Previous Offerings Conducted

In 2016, Gourmet Renee, LLC Successfully raised $500,000 USD through a Regulation A+ offering. In early 2022, the company raised $167,425 pursuant to a Reg CF offering. This is a continuation of that round, and will conclude on 1/5/2023 or once it reaches $250,000.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

Gourmet Renee, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Gourmet Renee, LLC to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Gourmet Renee, LLC
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Gourmet Renee, LLC Financial Information

Financial Statements

Please refer to the Gourmet Renee, LLC financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Indebtedness

Short term Debt - $155,070
Long Term Debt - SBA EIDL $487,291

Material Capital Expenditures

Within the last fiscal year, Gourmet Renee had no expenditure in excess of 5% of the current target raise.

Progress Reporting on Meeting Oversubscription Amount

The progress of the Gourmet Renee, LLC's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for Gourmet Renee. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, Gourmet Renee, LLC stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Gourmet Renee, LLC will pay Wunderfund a portion to be paid in cash based on 6-8% of the amount of total money raised pursuant to this offering. Wunderfund may choose to take up to 3 basis points or 3% of the success fee in the form of units consistent with this offering.

Promoter Information

Gourmet Renee does not intend to pay any promoters for this campaign.

Absence of Disqualifications under 227.503(A)

With respect to Gourmet Renee, LLC, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the Gourmet Renee, LLC's investor portal website located at: **www. bigtopholdings. groundbreaker. app**

Additionally, Gourmet Renee, LLC will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Gourmet Renee, LLC's website,
www. bigtopholdings .groundbreaker. app/login

Gourmet Renee, LLC is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Gourmet Renee, LLC has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Gourmet Renee, LLC has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Gourmet Renee, LLC or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Gourmet Renee, LLC liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of Gourmet Renee, LLC to be diluted due to Gourmet Renee, LLC issuing additional Units of stock. In other words, when the Company issues more Units, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Gourmet Renee, LLC may increase. Such investors will own a smaller Unit of the aggregate outstanding capital stock of Gourmet Renee, LLC

Such increases in number of Units of Gourmet Renee, LLC capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred Units or warrants) into Units of the capital stock of Gourmet Renee, LLC If Gourmet Renee, LLC issues more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit if newly authorized and issued securities included stated dividend provisions.

Importantly, Gourmet Renee, LLC may issue preferred Units in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Gourmet Renee, LLC or expecting each Unit to hold a certain amount of value, it is important to realize how the value of Units of Non-Voting Common Stock Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

There is a high probability that Gourmet Renee, LLC will need additional financing in the future. To the extent such financing is executed through the issuance of additional Units of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Gourmet Renee, LLC by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Gourmet Renee, LLC is unable to repay such indebtedness.